Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of TransAct Technologies Incorporated on Form S-8 of our report dated March 27, 2023, with respect to our audits of the consolidated financial statements of TransAct Technologies Incorporated as of December 31, 2022 and 2021 and for the years then ended appearing in the Annual Report on Form 10-K of TransAct Technologies Incorporated for the year ended December 31, 2022.

Our report on the consolidated financial statements refers to a change in the method of accounting for its method of inventory valuation from standard cost (which approximated actual cost on a “first-in, first-out” basis) to the average cost method of inventory accounting, which was applied retrospectively to all periods presented.

/s/ Marcum llp

Marcum llp

Hartford, CT

August 10, 2023